  Exhibit 99.1

Auryn Closes $6 Million Bridge Loan

Vancouver, Canada – September 13, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE AMERICAN: AUG) (“Auryn” or the “Company”) is pleased to announce that it has closed the previously announced bridge loan facility (the “Bridge Loan”) for up to CAD $6 million. The first tranche of $3 million has been received by the Company and will be used to fund general working capital.

Bridge Loan Terms

The Bridge Loan consists of two tranches of $3 million, with the advancement of the second tranche conditional upon the mutual agreement of the parties.

The Bridge Loan will bear interest at 10% per annum and will be repayable no later than one year after the date of advancement (the “Maturity Date”); however, the Bridge Loan can be repaid at any time after 90 days of advancement at the discretion of the Company without penalty. The Bridge Loan is secured by a first charge general security agreement over all of the Company’s present and future assets.

In connection with the Bridge Loan, the Company has issued 500,000 bonus warrants which have a term of three years from the date of issue. Each warrant is exercisable into one common share of the Company at a price of $2.00 per common share but cannot be exercised until after the Maturity Date.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

   About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.